UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that it has priced the offering of US $250 million in aggregate principal amount of 7.75% senior subordinated notes due 2014.  The offering is being made in a private placement, and the closing of the offering is conditioned on the satisfaction of customary conditions, the concurrent closing of a new senior secured credit facility and the consummation of the acquisition of American Medical Instruments Holdings, Inc. ("AMI"). The notes will be guaranteed on a senior subordinated basis by certain of Angiotech's direct and indirect subsidiaries.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 16, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, March 16, 2006

Pricing of Senior Subordinated Notes due 2014

VANCOUVER, BC, March 16, 2006 -- Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) (the "Company") today announced that it has priced the offering of US $250 million in aggregate principal amount of 7.75% senior subordinated notes due 2014.  The offering is being made in a private placement, and the closing of the offering is conditioned on the satisfaction of customary conditions, the concurrent closing of a new senior secured credit facility and the consummation of the acquisition of American Medical Instruments Holdings, Inc. ("AMI"). The notes will be guaranteed on a senior subordinated basis by certain of Angiotech's direct and indirect subsidiaries.

The net proceeds of the offering will be used to finance in part the Company's acquisition of AMI, repay the existing debt of AMI, and pay fees and expenses related to the acquisition and the issuance of the notes.

The notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold within the United States, or to, or for the account or benefit of, United States persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to such registration requirement. The notes will also be offered and sold in certain provinces of Canada on a private placement basis only to those permitted to purchase notes in accordance with applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Statements made in this press release, other than statements of historical information, are forward looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, all of which Angiotech Pharmaceuticals, Inc. believes are reasonable. Such statements and assumptions include, but are not limited to, statements and assumptions regarding certain events such as the completion of the offering, the closing of the new senior secured credit facility, the completion of the AMI acquisition, the timing of the closing of this offering, and the use of proceeds from this offering. Such statements are based on current beliefs and expectations of Angiotech Pharmaceuticals, Inc. management and are subject to significant risks and uncertainties. Actual events may differ from those set forth in the forward-looking statements. All forward looking information in this press release speaks as of the date of this press release. Angiotech Pharmaceuticals, Inc. does not undertake to update any such forward looking information whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Tom Bailey

Chief Financial Officer, Angiotech Pharmaceuticals, Inc.

(604) 221-6983